                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.5)*

                         NOVA MEASURING INSTRUMENTS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M7516K103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              NUFAR MALOVANI, ADV.
                               CORPORATE SECRETARY
                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                     3 AZRIELI CENTER, THE TRIANGULAR TOWER,
                                   45TH FLOOR,
                                 TEL-AVIV 67023,
                                     ISRAEL
                              TEL: +972-3-607-5794
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                DECEMBER 10, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Electronics Industries Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                               Page 2 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

                               Page 3 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Does not include (i) 303,162 Ordinary Shares (the "CIEH Shares") held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or exchange traded funds and/or insurance policies, which are managed by subsidiaries of Clal Insurance Enterprises Holdings Ltd., a subsidiary of IDB Development Corporation Ltd. and (ii) 75,679 Ordinary Shares
(the "Epsilon Shares") held for members of the public through, among others, mutual funds managed by Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of IDB Development Corporation Ltd., and/or held in unaffiliated third-party client accounts managed by Epsilon as portfolio manager. The
Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 4 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 5 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Nochi Dankner
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 6 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Shelly Bergman
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 7 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Avraham Livnat
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 8 of 14 pages

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M7516K103
-------------------                                          -------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Ruth Manor
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)  [X]
     (B)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2 (D) OR 2 (E)     [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        0
  NUMBER OF        -------------------------------------------------------------
   SHARES          8    SHARED VOTING POWER
BENEFICIALLY            2,824,476 shares*
  OWNED BY         -------------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON WITH       -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        2,824,476 shares*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,824,476 shares*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [X]*
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.25%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Does not include the CIEH and Epsilon Shares. The Reporting Person disclaims beneficial ownership of the CIEH and Epsilon Shares.

                               Page 9 of 14 pages

     This Amendment No. 5 amends and supplements the Statement on Schedule 13D
(as amended from time to time, the "Statement") in respect of the Ordinary
Shares, par value New Israeli Shekel 0.01 per share, (the "Ordinary Shares"), of
Nova Measuring Instruments Ltd. (the "Issuer"), previously filed with the
Securities and Exchange Commission (the "SEC") by the Reporting Persons, the
last amendment of which was filed with the SEC on March 25, 2010.

     Unless otherwise defined in this Amendment No. 5, capitalized terms have the meanings given to them in the Statement.

The following amends and supplements Items 2, 5 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND

Item 2 of the Statement is hereby amended and supplemented as follows:

(a), (b) and (c): The Reporting Persons.

As of December 10, 2010:

     IDB Holding owned all (100%) of the outstanding shares of IDB Development.

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman owned approximately 56.3% and 12.4% respectively of the outstanding shares of, and control, Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company.Other than Shelly Bergman, only one of Ganden Holdings'
other shareholders, owning approximately 1.7% of Ganden Holdings' outstanding shares, has a tag along right granted to it by Nochi Dankner to participate in certain sales of Ganden Holdings' shares by Nochi Dankner, and such shareholder agreed to vote all its shares of Ganden Holdings in accordance with Nochi
Dankner's instructions.

     Ganden Holdings owned approximately 54.7% of the outstanding shares of IDB
Holding, including approximately 37.2% of the outstanding shares of IDB Holding owned through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is a wholly owned subsidiary of Ganden Holdings. Approximately
31% of the outstanding shares of IDB Holding owned by Ganden are subject to the
Shareholders Agreement. The additional shares of IDB Holding owned by Ganden and
Ganden Holdings are not subject to the Shareholders Agreement. Substantially all of the shares of IDB Holding owned by Ganden and Ganden Holdings have been pledged to financial institutions as collateral for loans taken to finance the purchase of these shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell these shares.

     Shelly Bergman holds, through a wholly owned private Israeli corporation, approximately 4.2% of the outstanding shares of IDB Holding. These shares of IDB
Holding are not subject to the IDB Shareholders Agreement.

     Ruth Manor owned through a private Israeli corporation which is controlled by her approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% of the outstanding shares of IDB Holding owned through Manor
Investments - IDB Ltd. ("Manor"), which is a majority owned subsidiary of the above-mentioned private corporation. Approximately 10.3% of the outstanding shares of IDB Holding owned by Manor are subject to the Shareholders Agreement.
The additional shares of IDB Holding owned by these corporations are not subject to the Shareholders Agreement.

                               Page 10 of 14 pages

     Avraham Livnat owned through a private Israeli corporation which is controlled by him approximately 13.3% of the outstanding shares of IDB Holding, including approximately 10.2% of the outstanding shares of IDB Holding owned through Avraham Livnat Investments (2002) Ltd., which is a wholly owned subsidiary of the above-mentioned private corporation. Approximately 10.3% of the outstanding shares of IDB Holding owned by Livnat are subject to the
Shareholders Agreement. The additional shares of IDB Holding owned these corporations are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of IDB Development is set forth in Exhibit 3 attached hereto, and incorporated herein by reference. This
Exhibit 3 replaces Exhibit 3 previously attached to the Statement.

     (d) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any of the persons named in Exhibits 1 through 4 to this Statement, has, during the last five years, been convicted in a criminal proceeding
(excluding traffic violations and similar misdemeanors).

     (e) None of the Reporting Persons or, to the knowledge of the Reporting
Persons, any of the persons named in Exhibits 1 through 4 to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statements is hereby amended and restated in its entirety as follows:

The percentages of Ordinary Shares outstanding set forth in this Statement are based on 25,110,441 Ordinary Shares outstanding as of December 7, 2010 as the
Issuer advised the Reporting Persons.

(a), (b)  As of December 10, 2010:

     Clal Industries and Clal Electronics beneficially own, and may be deemed to share the power to vote and dispose of, 2,824,476 Ordinary Shares, constituting approximately 11.25% of the outstanding Ordinary Shares of the Issuer.

     IDB Development may be deemed the beneficial owner of, and to share the power to vote and dispose of the 2,824,476 Ordinary Shares beneficially owned by
Clal Industries, constituting, in the aggregate, approximately 11.25% of the outstanding Ordinary Shares of the Issuer. IDB Development disclaims beneficial ownership of all of the 2,824,476 Ordinary Shares reported in this Statement.

     IDB Holding and the Reporting Persons who are natural persons may be deemed to be the beneficial owners of, and to share the power to vote and dispose of the 2,824,476 Ordinary Shares beneficially owned by IDB Development, constituting approximately 11.25% of the outstanding Ordinary Shares of the
Issuer. IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of such shares.

                               Page 11 of 14 pages

     Based on information furnished to the Reporting Persons, the Reporting
Persons are not aware of any executive officer or director named in Exhibit 1 through 4 to the Statement, beneficially owning any Ordinary Shares.

     (c) None of the Reporting Persons or, to the Reporting Persons' knowledge, any of the executive officers and directors named in Exhibits 1 through 4 to this Statement, purchased or sold any Ordinary Shares in the past sixty days, except as set forth below:

     During the period from December 7, 2010 through December 17, 2010, Clal
Electronics made the following sales of Ordinary Shares, totaling 650,000
Ordinary Shares, all of which were made in open market transactions on the
NASDAQ:

---------------------- -------------------- ------------------------
DATE                   PRICE PER SHARE      NUMBER OF
(DD/MM/YY)             (US$)                SHARES SOLD
---------------------- -------------------- ------------------------
7/12/10                7.731                 49,599
---------------------- -------------------- ------------------------
8/12/10                7.607                115,401
---------------------- -------------------- ------------------------
9/12/10                7.585                 85,000
---------------------- -------------------- ------------------------
10/12/10               7.698                 89,281
---------------------- -------------------- ------------------------
13/12/10               7.635                130,719
---------------------- -------------------- ------------------------
14/12/10               7.502                 30,000
---------------------- -------------------- ------------------------
14/12/10               7.502                 52,168
---------------------- -------------------- ------------------------
15/12/10               7.394                 35,208
---------------------- -------------------- ------------------------
16/12/10               7.307                 12,624
---------------------- -------------------- ------------------------
17/12/10               7.285                 50,000
---------------------- -------------------- ------------------------

(d)  Not applicable.

(e)  Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT #           DESCRIPTION

Exhibits 1, 2       Name, citizenship, business address, present principal
and 4               occupation and employer of executive officers and directors of Clal Electronics Industries Ltd. (Exhibit 1), Clal
                    Industries and Investments Ltd. (Exhibit 2), and IDB Holding
                    (Exhibit 4). (*)

Exhibit 3           Name, citizenship, business address, present principal
                    occupation and employer of executive officers and directors of IDB Development.

Exhibit 5           Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and Clal Electronics Industries Ltd.
                    authorizing Clal Industries and Investments Ltd. to file
                    this Schedule 13D and any amendments hereto. (**)

Exhibit 6           Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and IDB Development authorizing Clal
                    Industries and Investments Ltd. to file this Schedule 13D
                    and any amendments hereto. (**)

                               Page 12 of 14 pages

Exhibit 7           Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and IDB Holding authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any
                    amendments hereto. (**)

Exhibit 8           Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and Mr. Dankner authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any
                    amendments hereto. (**)

Exhibit 9           Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and Mrs. Bergman authorizing Clal
                    Industries and Investments Ltd. to file this Schedule 13D
                    and any amendments hereto. (**)

Exhibit 10          Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and Mrs. Manor authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any
                    amendments hereto. (**)

Exhibit 11          Joint Filing Agreement between Clal Industries and
                    Investments Ltd. and Mr. Livnat authorizing Clal Industries and Investments Ltd. to file this Schedule 13D and any
                    amendments hereto. (**)

(*) Previously filed as Exhibits 1, 2 and 4 to Amendment No. 4 to the Schedule
13D filed with the SEC on March 25, 2010, and incorporated herein by reference.

(**) Previously filed as Exhibits 5-11 to Amendment No. 3 to the Schedule 13D
filed with the SEC on December 11, 2007, and incorporated herein by reference.

                               Page 13 of 14 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2010

          CLAL ELECTRONICS INDUSTRIES LTD.
          CLAL INDUSTRIES AND INVESTMENTS LTD.
          IDB DEVELOPMENT CORPORATION LTD.
          IDB HOLDING CORPORATION LTD.
          NOCHI DANKNER
          SHELLY BERGMAN
          RUTH MANOR
          AVRAHAM LIVNAT

          BY:   CLAL INDUSTRIES AND INVESTMENTS LTD.

                By: /s/ Yehuda Ben Ezra, /s/ Gonen Bieber
                    -------------------------------------
                    Yehuda Ben Ezra, and Gonen Bieber authorized signatories of
                    Clal Industries and Investments Ltd. for itself and on
                    behalf of IDB Holding Corporation Ltd, IDB Development
                    Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor
                    and Avraham Livnat pursuant to the agreements annexed as
                    Exhibits 5-11 to this Schedule 13D.

                               Page 14 of 14 pages